August 2, 2017

Keith A. Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Multi-Strategy Total Return Fund, Inc. (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price Multi-Strategy Total Return Fund (the “Fund”)

   Investor Class

   I Class

   Advisor Class (each, a “Class” and together, the “Classes”)

 File Nos.: 333-218649 / 811-23261

Dear Mr. Gregory:

The following is in response to your comments originally provided on July 7, 2017, and your supplemental comment on July 14, 2017, regarding the Registrant’s registration statement filed on Form N-1A on June 9, 2017 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please complete or update all missing information that is currently in brackets or missing in the registration statement (e.g., cover page of prospectus and SAI (ticker symbols), information in the SAI and Exhibits). Please also include ticker symbols in EDGAR. For the Investor Class shares, please include the name of the share class in the EDGAR Class ID and on the cover page of the statement of additional information (“SAI”).

Response: We intend to complete or update all missing information that is currently in brackets or missing in the registration statement, and we will also include ticker symbols in EDGAR. With respect to your comment to include the name of the Investor Class in the EDGAR Class ID and on the cover page of the SAI, we respectfully decline to incorporate your suggestions. As disclosed in both the prospectus and on page 11 of the SAI, “A Price Fund (other than an Institutional Fund) that does not indicate a specific share class after its name is considered to be the Investor Class of that fund.” We have historically used this naming convention with all of our retail mutual funds, and it is consistent with how the class was originally named in the Articles of Incorporation currently on file with the state of Maryland. Although we market the Investor Class as such (and the Fund’s 18f-3 Plan describes the class as the “Investor Class”), we do not feel that it is necessary to specifically include “Investor Class” in those two particular instances since they reflect the class’ legal name as set forth in the Articles of Incorporation).

Comment: Please advise us if you expect to submit an exemptive application or a no-action request in connection with your registration statement.

Response: We do not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

Prospectus

Fee Table

Comment (Modified from original comment based on supplemental comment on July 14, 2017): Footnotes d, e, and f include language discussing limits on reimbursement. Please revise the last sentence of each footnote to state the following: “However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to the investment adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.”

Response: We intend to revise the disclosure as suggested.

Comment: The Fund includes disclosure of short sale risks. Please confirm that the Annual Fund Operating Expenses Table reflects applicable short sale expenses.

Response: During its first fiscal year of operations, the Fund anticipates only taking short positions through derivative instruments, and does not anticipate physically selling short individual stocks or other securities. Any implied expenses associated with a derivatives transaction is included in the realized gain or loss of the transaction. As a result, we confirm that the Annual Fund Operating Expenses Table should reflect all applicable short sale expenses during the Fund’s first year of operations.

Principal Investment Strategies

Comment: Please note that the summary section of the prospectus should disclose only those investment strategies and securities that the Fund currently intends to use to achieve its investment objective. Accordingly, please move any non-principal strategies to the section on “Additional strategies and risks” or the Statement of Additional Information (“SAI”). See Items 4 and 9 of Form N-1A.

Response: We have reviewed the disclosure in Items 4 and 9 and intend to move the disclosure on mortgage-backed and asset-backed securities, obligations issued by U.S. and foreign governments and their agencies, exchange-traded notes, and currency futures from the principal investment strategies in section 1 of the prospectus to the section covering additional strategies and risks in section 2 of the prospectus.

Comment: On pages 3-4, the disclosure describes the six (6) strategies to be used by the Fund. In general, the description of each strategy is complex, written in industry jargon and may be difficult for the average investor to understand. In particular, we note the description of the Style Premia strategy and the disclosure in the second paragraph on page 4 (e.g., the second sentence in the paragraph). Please review the disclosure and revise for plain English. See Rule 421 under the Securities Act of 1933 and See also See IM Guidance Update (June 2014) 2014-08 at 3.

Response: We intend to replace the descriptions of each strategy in the summary section with the following:

Macro and Absolute Return – This strategy seeks to leverage T. Rowe Price’s global research expertise to select investments that represent, in the adviser’s opinion, the best investment ideas across all equity and fixed income asset classes. The ideas can be macro in nature, meaning that they rely on T. Rowe Price’s analysis and prediction of large-scale events or trends that create the potential for strong performance, or they can be security-specific ideas that are focused on the expected return of a particular security or group of securities.

Fixed Income Absolute Return – This flexible fixed income strategy seeks consistent positive returns without constraints to particular benchmarks or fixed income asset classes, such as government-issued securities or corporate bonds. The strategy has broad discretion to adjust duration (which measures price sensitivity to interest rate changes), credit exposure (which refers to the allocation between investment-grade and non-investment grade instruments), and overall volatility (which refers to the amount of risk associated with the strategy as a whole) based on interest rates and global fixed income investing conditions. The fund may invest in the T. Rowe Price Dynamic Global Bond Fund as an efficient means of gaining exposure to this strategy.

Equity Research Long/Short – This strategy relies on T. Rowe Price’s extensive fundamental research capabilities to provide long and short exposure to global large-cap stocks. Utilizing a proprietary global rating system developed and maintained by T. Rowe Price, long positions are established in the stocks of companies that the adviser views as most attractive within the large-cap stock universe and short positions are established in companies viewed as least attractive. The strategy leverages T. Rowe Price analyst convictions in companies to create a dynamically traded component portfolio that seeks to achieve returns that are not closely correlated with the returns of the overall equity markets.

Quantitative Equity Long/Short – This strategy relies on T. Rowe Price’s quantitative research capabilities to provide long and short exposure to small- and mid-cap U.S. stocks. Utilizing quantitative models developed by T. Rowe Price, stocks are ranked based on various metrics with long positions established in higher ranked securities and short positions established in lower ranked securities.

Volatility Relative Value – This strategy primarily uses equity index call and put options to take advantage of the relative attractiveness of the volatility premium at any given time. To analyze the “volatility premium,” the adviser looks at the market price of an equity index option, which is driven by the market’s expectation for the volatility (as opposed to the return) of the option’s underlying reference index. By comparing the market price of the option (i.e., the option-implied volatility of the reference index) to our own forecast of the reference index’s volatility, we can form a view on whether that option is trading above or below fair value. Based on our predictions, we select investments for the strategy by either going long (if we believe it’s too cheap) or short (if we believe it’s too expensive) on a particular option. Historically, index options have mostly traded above fair value, and we therefore expect this strategy to mostly sell (rather than buy) options.

Style Premia –This strategy analyzes a various instruments across certain asset classes, which primarily include currencies, equity index futures, and bond or interest rate futures, in order to select investments based on whether the instrument exhibited positive characteristics or factors. Instruments in each asset class are evaluated based on factors the adviser believes to be predictive of attractive return. These factors include, but are not limited to, value (which focuses on investments that appear cheap over those that appear expensive), momentum (which focuses on investments that have performed well over those that have underperformed over a given period of time), and carry (which focuses on investments with natural or implied higher yields over those with lower yields, seeking to capture the tendency for higher-yielding assets to provide higher returns than lower-yielding assets). The resulting component portfolio aims to have positive (“long”) exposure to instruments that measured favorably under our factors and negative (“short”) exposure to those that measured unfavorably.

Similarly, we intend to replace the descriptions of each strategy in the statutory section with the following:

Macro and Absolute Return Strategy: This strategy seeks to leverage T. Rowe Price’s global research expertise to select investments that represent, in T. Rowe Price’s opinion, the best investment ideas across all liquid asset classes. The ideas can be macro in nature, meaning that they are chosen based on an analysis of overall economic and political views or other macroeconomic principles, or can be security-specific positions that are chosen based on a variety of principles.

Fixed Income Absolute Return Strategy: This fixed income strategy is oriented towards generating a consistent positive return regardless of market cycle. The strategy utilizes a flexible, benchmark agnostic approach to invest across the full global fixed income opportunity set. The strategy seeks to provide stability particularly when interest rates are rising or creditworthiness is deteriorating, and to provide diversification during periods of investor risk aversion and negative performance in the equity markets. The fund’s exposure to this strategy may be achieved in whole or in part through an investment in the T. Rowe Price Dynamic Global Bond Fund, which seeks income and consistent returns through a flexible allocation to global bonds and other debt instruments, while aiming to offer some protection against rising interest rates and provide a low correlation to equity markets.

Equity Research Long/Short Strategy: This is a research-driven global equity strategy that focuses on large-cap stocks. The portfolio is created by establishing long positions in those companies that T. Rowe Price views as most attractive within the large-cap stock universe and establishing short positions in companies viewed as least attractive. The strategy is designed to leverage T. Rowe Price analyst convictions to create a dynamically traded portfolio with reduced correlation to the overall equity markets.

Quantitative Equity Long-Short Strategy: This is a diversified absolute return strategy that uses quantitative research to select small- and mid-cap U.S stocks. The strategy relies on security selection models to rank stocks on various metrics and factors. Individual factors are weighted and stocks are ranked based on their combined score from most attractive to least attractive. The portfolio is created by establishing long positions in companies that the quantitative models identify as most attractive within the small- and mid-cap stock universe and establishing short positions in companies viewed as least attractive.

Volatility Relative Value Strategy: This strategy focuses on the relative value relationship between implied and realized equity index volatility by relying on T. Rowe Price’s proprietary research expertise. To select investments, T. Rowe Price uses proprietary models to create statistical estimates of an index’s volatility compared to its implied volatility in the market. The strategy may overall be long or short with respect to volatility based on the adviser’s estimated gap between actual volatility and implied volatility.

Style Premia Strategy: This strategy is designed to capture systematic excess returns that exist at an asset class level, including groups of stocks or bonds, as well as with respect to interest rates or currencies. Factors such as value (e.g., price-to-earnings and price-to-book ratios), momentum (e.g., recent outperformance or underperformance relative to similar investments), and carry (e.g., favoring higher yielding investments and using interest rate evaluations to select currencies or bonds) are used to construct the strategy in a risk-based manner.

In addition, we intend to revise the second paragraph on page 4 as follows:

The fund has considerable flexibility in seeking strong risk-adjusted returns and lowering overall volatility, and its portfolio is constructed with a goal of being able to respond to a wide variety of market conditions. The fund’s adviser may adjust the portfolio and overall risk profile by making tactical decisions to overweight or underweight particular strategies, asset classes, or sectors based on the adviser’s outlook for the global economy and securities markets or risk considerations, as well as by establishing additional long or short positions outside of the strategies listed above, either through derivatives or physical securities.

Comment: In the fourth paragraph on page 4:

(a) The disclosure indicates that the Fund will invest in mortgage-backed and asset-backed securities. Please explain to the staff whether there is a limit on the percentage of the Fund’s net assets that can be invested in: (1) private residential mortgage-backed securities, including non-investment grade tranches; (2) private commercial mortgage-backed securities, including non-investment grade tranches; (3) collateralized mortgage-backed securities, including the junior tranches, and (4) collateralized debt obligations, including in the junior tranches. We may have additional comments depending on your response.

(b) The last sentence of the paragraph indicates that the fund may obtain exposure to commodities through investments in exchange-traded funds (“ETFs”). Please briefly describe how such exposure will be obtained. If appropriate, please disclose any other types of ETFs in which the Fund may invest. We also note the Principal Risks section includes “Investment in other investment companies risks.” Accordingly, please disclose the types of “other investment companies” in which the Fund may invest in Item 4 and Item 9.

Response:

(a) We intend to remove mortgage- and asset- backed securities from the list of principal investment strategies and include them later in the prospectus only as an additional strategy. In addition, we intend to add the following two operating policies in Section 2: (a) The Fund’s investments in asset-backed securities (other than mortgage-backed securities) are limited to 20% of the fund’s total assets, and (b) The Fund’s investments in non-agency issued mortgage-backed securities are limited to 25% of its net assets. We confirm that the fund will comply with all other 1940 Act requirements, including limitations on illiquid securities.

(b) We intend to revise the following sentence in the principal investment strategies section as follows (new language underlined):

The fund may obtain exposure to commodities by investing in shares of one or more exchange-traded funds that invest in commodities.

In addition, while the Fund has the ability to invest in a variety of other types of investment companies, including other ETFs, it is expected that the only investment companies in which the Fund will invest as part of its principal investment strategies will be commodities ETFs and the T. Rowe Price Global Dynamic Bond Fund. We therefore do not feel that any other investment companies need to be disclosed as a principal investment strategy at this time. For clarity, we intend to revise the first sentence in “Investments in other investment companies risks” as follows:

As with other investments, investments in other investment companies, including the fund’s investments in commodities exchange-traded funds and the T. Rowe Price Dynamic Global Bond Fund, are subject to market risk.

Comment: On pages 4-6, the disclosure indicates that the Fund will invest in various types of derivative instruments for a variety of purposes. Please confirm to the staff that the principal strategy section describes only those derivatives in which the Fund will principally invest and the specific purposes for which such derivatives will be used to achieve the Fund’s investment objectives. See Disclosure of Compliance Matters for Investment Company Registrants that Invest in Commodity Interests, IMGU (No. 2013-05) (Aug. 2013) and Letter of Barry Miller (SEC) to Karrie McMillan (ICI) (July 20, 2010).

Response: As noted in our response above, we have reviewed the disclosure in Items 4 and 9 and intend to move the disclosure on currency futures to the Additional strategies and risks section. We confirm that the other derivatives related disclosure included in the principal investment strategies and principal risks section describes only those derivatives in which the Fund will principally invest and the specific purposes for which such derivatives will be used to achieve the Fund’s investment objectives.

Comment: On page 5, in the first sentence of the third paragraph, please clarify the meaning of “equity-related instruments” and “other asset classes” and include any special risks relating to these securities in the principal risks section and Item 9. Similarly, please disclose the meaning of “or in other asset classes” in the penultimate sentence of the fourth paragraph on the page.

Response: We intend to revise the disclosure as follows (new language underlined):

The fund expects to maintain long and short positions in equity securities, fixed income instruments, and commodity-based exchange-traded funds through total return swaps and total return basket swaps.

Comment: On page 6, in the second paragraph, the disclosure indicates that the Fund may sell (write) credit default swaps. Please confirm supplementally that the Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response: We confirm that the Fund will segregate the full notional amount to cover the obligation of any credit default swap.

Principal Risks

Comment: If shares of the Fund are sold through an insured depository institution (i.e., a bank), please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: Because shares of the Fund are not expected to be sold through an insured depository institution, we do not feel that we should add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Comment: Please consider disclosing in the summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Response: We intend to add the following disclosure as a risk in the summary section:

New fund risks: There can be no assurance that the fund will grow to an economically viable size, in which case the fund may cease operations. In such an event, investors may be required to liquidate or transfer their investments at an inopportune time.

In addition, we intend to add the following disclosure to Section 2:

New fund risks: Because the fund is new, it has a limited operating history and a small asset base. There is no assurance that the fund will grow to or maintain a viable size. In addition, fund shareholders bear the risk that the fund may not be successful in implementing its investment strategy. In either case, investors may be required to liquidate or transfer their investments at an inopportune time.

We note that although the fund is new and has not scaled in size, it is highly unlikely that shareholders will experience higher expenses during its first two years of operation since the investment adviser has agreed to cap each class’ expenses through at least February 29, 2020. We therefore do not feel that adding risk disclosure stating that “the Fund may have higher expenses” is necessary.

Comment: The risks of investing in junk bonds are included in “Credit risks.” Please consider creating a separate caption for such securities to draw an investor’s attention to this risk.

Response: We intend to remove the disclosure on junk bonds from the “Credit risks” disclosure and add the following as a separate risk in the principal investment strategies section:

Junk Bond investing risks Because a portion of the fund’s investments may be rated below investment grade (commonly referred to as “junk” bonds), the fund is exposed to greater volatility and credit risk than if it invested mainly in investment-grade bonds and loans. High yield bond and loan issuers are usually not as strong financially as investment-grade bond issuers and, therefore, are more likely to suffer an adverse change in financial condition that would result in the inability to meet a financial obligation. Accordingly, securities and loans involving such companies carry a higher risk of default and should be considered speculative.

In addition, we intend to add the following in section 2 of the prospectus:

Other risks of “junk” bond investing The entire noninvestment-grade loan and bond market can experience sudden and sharp price swings due to a variety of factors, including changes in economic forecasts, stock market activity, large sustained sales by major investors, a high-profile default, or a change in the market’s psychology.

Comment: The “Bank loans risks” does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. The principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. The disclosure also does not address how the Fund intends to meet short-term liquidity needs, which may arise as a result of a lengthy settlement period.

Please supplementally explain whether the Fund considers these principal risks. If not, please explain the basis for that determination. Otherwise, please revise the principal risks disclosure accordingly.

Response: We intend to add the following disclosure as part of the fund’s disclosure of “Bank loans risks” in section 1:

Transactions involving bank loans may have significantly longer settlement periods than more traditional investments and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the fund may not receive its proceeds in a timely manner and that the fund may incur unexpected losses in order to pay redemption proceeds to its shareholder. In addition, loans are not registered under the federal securities laws like stocks and bonds, so investors in loans have less protection against improper practices than investors in registered securities.

We confirm that the Fund considers each of these to be principal risks of investing in the Fund, and we note that the fund currently has the following disclosure under Credit risks in section 2:

Unlike registered securities, such as most stocks and bonds, loans are not registered or regulated under the federal securities laws. As a result, investors in loans have less protection against fraud and other improper practices than investors in registered securities because investors in loans may not be entitled to rely on the protection of the federal securities laws.

However, we do not feel that disclosure on how the fund will meet short-term liquidity needs should be included as a principal risk of the fund but instead feel that this language should be included under Item 11(c), which requires funds to, among other things, disclose the methods that the fund typically expects to use to meet redemption requests.

Comment: The disclosure under Commodities risks describes exchange-traded notes and commodity-linked derivatives. Please include disclosure about these instruments in the principal strategies section and Item 9 if they are principal investments of the Fund. Otherwise, please move the disclosure to the Additional strategies and risks section or the Statement of Additional Information (“SAI”).

Response: As noted above, we intend to modify the disclosure to remove references to exchange-traded notes as we do not feel that these instruments rise to the level of a principal investment strategy of the fund. In addition, we intend to modify the disclosure on under Principal Investment Strategies as follows (new language underlined):

The fund expects to maintain long and short positions in equity securities, fixed income instruments, and commodity-based exchange-traded funds through total return swaps and total return basket swaps.

Comment: The Principal Risks include “Portfolio turnover risks.” Accordingly, please disclose in the principal strategies section that the Fund will engage in active and frequent trading. See Item 9(b) of Form N-1A at Instruction 7.

Response: We intend to add the following under Principal Investment Strategies:

The fund may engage in active and frequent trading of portfolio instruments to achieve its investment objective.

Comment: The Derivatives risks disclosure describes certain derivative instruments that are not traded on an exchange (“OTC Derivatives”). Please ensure that such OTC Derivatives are clearly identified and described in Item 9.

Response: We intend to add the following to the Derivatives risks disclosure in Item 9:

Certain derivatives in which the fund invests, including total return swaps, total return basket swaps, options, forward currency exchange contracts, and credit default swaps, are traded over-the counter, rather than on an exchange. Over-the counter derivatives are subject to a heightened degree of credit and counterparty risk because over-the-counter markets are much less regulated than ordinary trading exchanges.

Performance

Comment: Please supplementally disclose the name of the broad-based securities market index that the Fund intends to use in the Average Annual Total Returns Table.

Response: The fund’s broad-based securities market index will be the Bank of America Merrill Lynch US 3-Month Treasury Bill Index.

Purchase and Sale of Fund Shares

Comment: On page 11, in the last paragraph, please clarify whether the $2,500 minimum initial investment and the $100 additional minimum investment applies to the Investor Class shares.

Response: We intend to modify the disclosure to clarify the disclosure as suggested.

More Information About the Fund and Its Investment Risks (Item 9)

Comment: Item 9 of Form N-1A requires greater detail regarding a Fund’s principal investment strategies and principal risks. The current disclosure under the caption More Information About the Fund and its Investment Risks briefly describes the Funds principal investment strategies and includes some of the Fund’s principal risks. Please address the following:

(a) On page 15, please revise the caption More Information About The Fund and its Investment Risks to indicate that the disclosure refers to the Fund’s principal investment strategies and Principal risks.

(b) On pages 15-16, please enhance the description of the Fund’s principal investment strategies. In particular, please describe the securities in which the Fund will principally invest, when and why securities will be bought and sold, and methods by which the investment adviser will allocate exposure to various asset classes.

(c) On page 18, please also include a caption titled Principal Risks prior to the last paragraph on the page, as it appears that the Item 9(c) risk disclosure begins at that point in the prospectus. In addition, please revise the last sentence on page 18 to indicate that the following disclosure relates to the Fund’s principal risks.

(d) On pages 18-24, the disclosure appears to describe the principal risks of the Fund as required by Item 9(c) of Form N-1A. However, a number of the risk factors that are disclosed in Item 4 are not included in this section (e.g., “Active management risks”, “Bank loan risks”, “Fixed income markets risk”, and “Market capitalization risks”). We also note that certain risk factors disclosed on pages 18-24 are not disclosed in Item 4 (e.g., “Impairment of collateral risks”). The principal risk factors summarized in Item 4 should be based on the more detailed discussion of the risk factors provided in Item 9. Accordingly, please review the risk factors in Item 4 and Item 9 for consistency and accuracy and revise as appropriate.

Response:

(a) We intend to modify the heading as follows: More Information About the Fund’s Principal Investment Strategies and its Principal Risks.

(b) We intend to add the following disclosure under the heading More Information About the Fund’s Principal Investment Strategies and its Principal Risks:

Each of the strategies is constructed using its own specific investment process, which is generally based on T. Rowe Price’s global research expertise to make the investment decisions within each component. The fund’s portfolio managers develop targeted exposure levels for each of the underlying strategies using a risk-based analysis. The holdings within the underlying component strategies are then combined to create the fund’s overall portfolio.

(c) We intend to modify the last sentence on page 18 as follows (new language underlined):

Some particular risks associated with the fund’s principal investment strategies include the following:

(d) We respectfully decline this comment as we feel that the Item 9 risk disclosure is adequately presented; however, we will consider making these changes in the future. We note that reorganizing this section of the prospectus would affect all of our prospectuses as much of the language is shared between all funds. Further, we note that Instruction C.3.(a) of Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” We feel that the risk disclosures identified in the comment are robustly (and concisely) disclosed in the summary section of the prospectus, and including similar disclosure in the statutory prospectus would be repetitive. We confirm that, to the extent we have more information to include for a particular risk than what is included in the summary section, we will include such disclosure in the statutory section of the prospectus.

With respect to the disclosure on impairment of collateral risks, we will replace the existing disclosure with the following:

Bank loan risks The fund’s overall credit risk will increase if it invests in loans that are not secured by collateral. Further, even if the fund’s claim on a loan is senior when it first invests in the loan, the claim may be subordinated or diluted at the time the fund makes a claim. Senior loans are subject to the risk that a court could subordinate a senior loan, which typically holds the most senior position in the issuer’s capital structure, to presently existing or future indebtedness or take other action detrimental to the holders of senior loans.

When the fund purchases a loan as an assignment, it will be subject to the credit risk of the borrower. When the fund purchases a loan as a participation interest, it does not have any direct claim on the loan or its collateral, or any rights of set-off against the borrower. As a result, the fund will be subject not only to the credit risk of the borrower but also to the credit risk of the lender or participant who sold the participation interest to the fund. In the event of the insolvency of the lender selling a participation interest, the fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

Investment Policies and Practices

Comment: On page 24, in the first paragraph under the referenced caption, the disclosure indicates that the information in this section relates to the Fund’s holdings that may be used in day-to-day portfolio management. However, some of the securities described in this section are described in the SAI (e.g., preferred stocks, convertible securities and warrants, P-notes, stripped mortgage securities, CMOs, and CMBS, inflation-linked securities, zero coupon bonds, PIK bonds and Hybrid instruments) while others are principal investments of the Fund. For clarity, please consider revising the introductory narrative to indicate that the following disclosure relates to investments in which the Fund may invest and delete any principal investments and risks as they have already been described in Items 4 and 9.

Response: We intend to modify the first sentence under the heading Investment Policies and Practices as follows (new language underlined):

This section takes a detailed look at some of the types of the fund’s holdings and the various kinds of investment practices that may be used in day-to-day portfolio management, including investment practices that may or may not be considered principal investment strategies of the fund.

We respectfully decline to delete any of the principal investments and risks listed under the heading Investment Policies and Practices at this time as we feel that the disclosure is adequately presented and helpful to investors; however, we will consider making these changes in the future. We note that reorganizing this section of the prospectus would affect all of our prospectuses, as much of the language is shared between all funds. We recognize that General Instruction C.2.(b) Form N-1A states that the summary section of the prospectus “may not include disclosure other than that required or permitted by [Items 2 through 8],” and that, if a summary prospectus is used, the summary prospectus must be presented in a standardized order at the beginning of the prospectus. However, we note that there is no similar requirement for information included in the statutory prospectus, and we therefore do not feel that reorganizing this section of the prospectus is necessary.

Accounts Service Fee

Comment: On page 46, in the second paragraph, the disclosure indicates that the administrative service fee will be automatically waived for shareholder accounts that have elected to receive electronic delivery of Fund documents (i.e., prospectuses and shareholder reports). Please note that the staff interprets the delivery requirements of the Securities Act of 1933 (“1933 Act”) as not permitting the imposition of a charge for paper delivery of documents. In the staff’s view, the waiver of charges if an investor elects electronic delivery is the same as charging for paper.

Response: We respectfully disagree with your comment that the account service fee waiver is, in effect, a charge for paper delivery of documents. We waive the account service fee in a variety of circumstances, most of which do not relate to electronic delivery. As stated in the prospectus, the account service fee is a low balance fee that is generally charged to accounts with a balance of less than $10,000. The purpose of the fee is to “help offset the disproportionately high costs incurred by the funds in connection with servicing lower-balance accounts that are held directly with the T. Rowe Price Funds’ transfer agent.” These expenses include recordkeeping, transaction processing, account maintenance, tax reporting and other administrative expenses associated with providing shareholder services, and not just delivery of compliance-related documents. We waive the account service fee for certain accounts with a balance of less than $10,000, including: (1) any accounts that are not held directly with T. Rowe Price; (2) any accounts of a shareholder with at least $50,000 in total assets with T. Rowe Price; or (3) any accounts of a shareholder who is a T. Rowe Price Client Services client. Any shareholder who falls into any of these three categories will not be charged the account service fee, regardless of whether or not they have elected to receive electronic delivery of shareholder documents. Since many shareholders who may or may not receive their shareholder documents in a hard-copy, paper format are not charged the fee, we disagree with the Staff’s interpretation that the fee waiver is the same as charging for paper.

We recognize that waiving the account service fee for shareholders who consent to electronic delivery provides an incentive for shareholders to “opt in” to electronic delivery; however, we are confident that providing this incentive is in line with modern shareholder experiences and trends regarding the move to electronic services more broadly as well as recent SEC regulatory policy. When the SEC proposed rule 30e-30 in 2015 (Release No. 33-9776) (the “Modernization Proposal”) which, if adopted, would have provided mutual fund companies significantly more opportunities to make documents available electronically rather than mailing hard copy materials, the SEC noted that the “Recent investor testing and Internet usage trends have highlighted that preferences about electronic delivery of information have evolved, and that many investors would prefer enhanced availability of fund information on the Internet.” The SEC cited a number of recent studies evidencing the evolving preferences and growing trends in internet usage, in particular with regard to the delivery of financial information, and stated:

[I]t is appropriate to propose a rule that would permit the website transmission of fund shareholder reports, while maintaining the ability of shareholders who prefer to receive reports in paper to receive reports in that form. Funds and their shareholders would benefit from the reductions in related printing and mailing costs.

We agree with the SEC’s assertion that funds and their shareholders benefit from the reductions in printing and mailing costs, and that more and more shareholders prefer to access financial documents online. This is part of the rationale for waiving the account service fee for shareholders who have a balance of less than $10,000 and do not meet the other waiver criteria.

To be clear, our intent in waiving the account service fee for shareholders who consent to electronic delivery is not to prohibit any shareholders from receiving paper documents free of charge, if requested. For clarity, we intend to modify the first bullet under the heading Account Service Fee as follows:

Any accounts for which the shareholder has elected to receive electronic delivery of all of the following: account statements, transaction confirmations, prospectuses, and shareholder reports (paper copies of fund documents are available, free of charge, upon request, to any shareholder regardless of whether the shareholder has elected electronic delivery);

How the Funds Meet Redemption Requests

Comment: On page 62, in the first paragraph under the referenced caption, the disclosure indicates that the Fund has reserved the right to redeem in-kind. Please consider including disclosure describing whether such in-kind redemptions will be pro-rata slices of portfolio assets, individual securities, or representative baskets. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) (“Liquidity Release”) at 294.

Response: We intend to add the following disclosure under the heading How the Funds Meet Redemption Requests:

In general, any in-kind redemptions will represent a pro-rata distribution of a fund’s securities, subject to certain limited exceptions.

Delays in Sending Redemption Proceeds

Comment: On page 63, in sentence one of the first paragraph under the referenced caption, the disclosure indicates that the Price Funds typically expect to send redemption proceeds between one to three days following a redemption request made via check, wire or Automated Clearing House transfer. Please supplementally confirm that you have disclosed the time period for each method of payment for which the Price Funds typically expect to pay redemption proceeds. If not, please include appropriate responsive disclosure. See Liquidity Release at 289 n. 920 and Item 11(c)(7) of Form N-1A.

Response: We intend to revise the disclosure as follows (new language underlined):

The Price Funds typically expect that redemption requests will be processed by the business day following the receipt of a redemption request that is in correct form, regardless of the method the fund uses to make such payment (e.g., check, wire, or Automated Clearing House transfer). However, under certain circumstances, and when deemed to be in a fund’s best interests, proceeds may not be sent for up to seven calendar days after receipt of a valid redemption order.

We confirm that we have disclosed the time period for each method of payment for which the Price Funds typically expect to pay redemption proceeds.

Statement of Additional Information

Comment: In the table beginning on page 81 titled Directors Holdings in the Price Funds, please disclose the dollar range of the Fund’s equity securities beneficially owned by its Directors as such information has been omitted. See Item 17(b)(4) of Form N-1A.

Response: We note that none of the Directors hold shares of the Fund as the fund has not yet commenced operations. We will update the SAI accordingly.

Comment: On page 356, in the third paragraph under the caption Notes, the disclosure with respect to Investment restriction (1)(b) indicates that the Fund may not use loan proceeds to engage in certain derivative transactions when borrowing from other Price Funds. Please clarify the types of derivative transactions in which the Fund may not engage pursuant to this restriction. In addition, please also clarify the meaning of the phrase “that may leverage the fund further.”

Response: For clarity, we intend to modify the disclosure as follows (new language underlined):

With respect to investment restriction (1)(b), when borrowings are outstanding from other Price Funds, the Multi-Strategy Total Return Fund may only (i) engage in derivatives transactions that involve unwinding or closing out existing derivatives contracts or (ii) enter into new derivatives contracts that serve as a full or partial offset of one or more existing derivatives contracts.

Comment: On page 356, in the first bullet under the caption Notes, the disclosure with respect to investment restriction 4 indicates that U.S., state or local governments, or related agencies or instrumentalities are not considered an industry. Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies. Accordingly, please insert a parenthetical after the word “industry” stating “(excluding private activity municipal securities backed principally by the assets and revenues of non-governmental issuers).”

Response: We note that Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”) stated:

[I]t is in the Division's view that when a substantial amount of the assets of either a tax-exempt bond fund or a unit investment trust investing in tax-exempt bonds are invested in securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities, appropriate disclosure is necessary….In addition, if a company invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should disclose this fact, identify the type or types of project and discuss any economic, business, or political developments or changes which would most likely affect all projects of that type or types. Such disclosure might include, for example, proposed or suggested federal or state legislation involving the financing of the projects; pending court decisions relating to the validity of the projects or the means of financing them; predicted or foreseeable shortages or price increases of materials needed for the projects; and declining markets or needs for the projects. Also, if a company invests or may invest 25% or more of its assets in industrial development bonds, it should disclose this fact.

For clarity, and consistent with the requirements of the Release, we intend to add the following after the first sentence of the bullet (which is consistent with disclosure already included in each tax-free fund’s prospectus):

With respect to the tax-free funds, each fund has adopted an operating policy requiring investments in industrial development bonds related to the same industry (such as solid waste, nuclear utility, or airlines) to be limited to 25% of the fund’s total assets. Bonds which are refunded with escrowed U.S. government securities or subject to certain types of guarantees are not subject to the 25% limitation.

Comment: On page 357, in the first bullet with respect to investment restriction (4):

(a) The disclosure indicates that for the Africa & Middle East, Institutional Africa & Middle East and Latin America Funds, telecommunication and banking companies of a single country are separate industries from telecommunication and banking companies of another country. Please supplementally explain your rationale for this statement.

(b) The disclosure also indicates that governmental entities are considered separate issuers. Please explain your rationale for this statement and whether you believe there are any circumstances under which separate governmental issuers should be considered to be part of a sovereign government issuer.

Response:

(a) The Africa & Middle East, Institutional Africa & Middle East and Latin America Funds are all relying on an interpretation of industry concentration that was developed after discussions with the SEC Staff during the launch of the Latin America Fund. This policy was memorialized in correspondence submitted to the Staff on December 14, 1993. We can provide a copy of this correspondence via email under separate cover, if requested. To summarize the correspondence, we believe that the telephone companies and banking companies of a particular Latin American or African and Middle Eastern country are highly dependent upon the infrastructure and regulatory framework of that country. As such, these funds apply their concentration policy so that each fund will not invest more than 25% of its total assets in the banking companies of a single country and not more than 25% of its total assets in telephone companies of a single country.

 Each of the Africa & Middle East, Institutional Africa & Middle East and Latin America Funds have relied on this policy since its inception. Since that time, each fund has continuously and clearly disclosed this policy to investors and the risks associated with concentration in these industries. The policy is clearly stated in the principal investment strategies section of each fund’s summary prospectus, and it is also stated in each fund’s statutory prospectus and the SAI.

 We note that each fund has a fundamental policy of not concentrating in any one industry. If the funds were to no longer rely on this interpretation of industry concentration, in order for each fund to remain in compliance with its fundamental concentration policy, each fund would have to make significant changes to its investment strategy and current portfolio holdings, including selling a number of current holdings, which could result in the fund incurring significant transaction costs and potentially selling holdings at a loss – both of which would result in shareholders incurring additional costs and experiencing reduced fund performance. If, on the other hand, the funds sought to change their industry concentration policies to “concentrated,” they would each have to first obtain shareholder approval, which is costly and can be difficult to obtain. The potential benefits of these two options (either remaining concentrated but no longer relying on the interpretation, or changing each fund’s concentration policy) do not seem to outweigh the costs, especially in light of the fact that shareholders of each fund have been clearly informed of this policy since each fund’s inception. We believe the Staff’s prior willingness to accept this interpretation of industry concentration recognizes the practicalities of investing in these particular emerging markets and the impact to fund shareholders if the funds were required to comply with a narrower interpretation of the 1940 Act’s industry concentration limit for these markets.

(b) Our SAI indicates that “It is the position of the staff of the SEC that foreign governments are industries for purposes of this restriction. For as long as this staff position is in effect, the International Bond Funds will not invest more than 25% of total assets in the securities of any single foreign governmental issuer. For purposes of this restriction, governmental entities are considered separate issuers.

 Our policy with respect to governmental issuers stems from the generic Letter to Registrants, Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) (“Dear Registrants Letter”), which stated that “foreign government securities may not be excluded from a registrant’s concentration policy.” That letter also says that “[i]n identifying an ‘issuer’ of a foreign government security for purposes of Section 5(b)(1), the staff applies the criteria for identifying the issuer discussed in Investment Company Act Release No. 9785 (May 1, 1977) relating to municipal securities.” To clarify, our policy is that we first determine whether a particular security is a “foreign government security” by looking at the issuer. We then aggregate all foreign government securities of the same country together and test to make sure that no more than 25% of the fund’s total assets are concentrated in any one particular foreign government.

Comment: Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure in the Notes section with respect to investment restriction (4) clarifying that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response: As stated in a previously in a response to SEC staff, although a T. Rowe Price fund would not invest in another investment company with the intention of avoiding the application of an industry concentration limit, the T. Rowe Price funds-of-funds do not have a policy of looking through their investment in another investment company to determine compliance with the policy. We acknowledge the Staff’s position on this matter; however, we continue to believe that revisions to the policy would not be appropriate as we are not aware of any rules or formal Staff guidance requiring such a look-through and we are concerned that a change to such a fundamental policy would first require shareholder approval. We note that we received a similar comment when we filed a post-effective amendments pursuant to Rule 485(a) under the 1933 Act for two other T. Rowe Price registrants, T. Rowe Price International Funds, Inc., and T. Rowe Price Index Trust, Inc. Below please find the response we provided to the Staff in those two instances.

T. Rowe Price has been managing fund-of-funds for over 20 years and this is the first it has been made aware of the Staff’s position on the “look through” of a fund-of-fund’s investments into the underlying funds for purposes of industry concentration. Further, based on a review of other competitor fund-of-funds, we believe that the industry does not look-through to underlying funds when applying concentration policies at the upper-tier fund.

We believe such a “look-through” is unnecessary for the protection of investors in the case of T. Rowe Price’s fund-of-funds. The T. Rowe Price funds-of-funds each invest in numerous underlying T. Rowe Price funds (between 10 and 18) that are broadly diversified and generally do not concentrate in a particular industry. Each underlying fund of the Retirement Funds and the Spectrum Funds has a fundamental policy that the underlying fund may not “[p]urchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ total assets would be invested in the securities of issuers having their principal business activities in the same industry,” with the exception of the Equity Index 500 Fund. The Equity Index 500 Fund may invest more than 25% of the value of its total assets in issuers having their principal business activities in the same industry to the extent necessary to replicate its benchmark index, the S&P 500.

Under normal circumstances, a top-tier fund’s investment in the Equity Index 500 Fund will remain at or below 25% of the top-tier fund’s net assets. Since each of the underlying funds are generally not concentrated, and since the top-tier funds diversify across a wide variety of underlying funds, it is highly unlikely that a top-tier fund would concentrate in a particular industry due to its investments in underlying funds. Furthermore, the portfolio managers of the top-tier funds have no ability to control the investment decisions of the underlying funds for purposes of complying with an industry concentration policy as applied to an upper-tier fund. Moreover, implementing a policy where our fund-of-funds would “look-through” to underlying funds for purposes of concentration would be operationally burdensome and could require both the Retirement Funds and the Spectrum Funds to amend their fundamental policy which currently states that the funds will not “[c]oncentrate in any industry, except that the funds will concentrate (invest more than 25% of total assets) in the mutual fund industry,” which in turn could require shareholder approval. In light of the forgoing, we respectfully request that the Staff reconsider its comment in this instance.

Comment: On page 361, in the paragraph under the caption “Code of Ethics”, please clarify whether the Code of Ethics of each entity listed in the paragraph were adopted pursuant to Rule 17j-1 of the 1940 Act. See Item 17(e) of Form N-1A.

Response: We intend to modify the disclosure as follows (new language underlined):

The funds, their investment adviser and investment sub-adviser, if applicable (T. Rowe Price, T. Rowe Price International, Price Hong Kong, or Price Singapore), and their principal underwriter (T. Rowe Price Investment Services) have adopted a written Code of Ethics and Conduct pursuant to Rule 17j-1 of the 1940 Act which requires persons with access to investment information (“Access Persons”) to obtain prior clearance before engaging in most personal securities transactions.

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Additional Changes

In our upcoming N1-A/A filing for the Fund, in addition to the changes discussed above in response to your comments, we wish to make you aware that we also intend to add the following disclosure under Conflicts of Interest in the SAI along with other non-material changes:

Since Price Funds and other accounts have different investment objectives or strategies, potential conflicts of interest may arise in executing investment decisions or trades among client accounts. For example, if T. Rowe Price purchases a security for one account and sells the same security short (either directly or through derivatives, such as total return equity swaps) for another account, such a trading pattern could disadvantage either the account that is long or short. It is possible that short sale activity could adversely affect the market value of long positions in one or more Price Funds (and vice versa), and create potential trading conflicts, such as when long and short positions are being executed at the same time. To mitigate these potential conflicts of interest, T. Rowe Price has implemented policies and procedures requiring trading and investment decisions to be made in accordance with T. Rowe Price’s fiduciary duties to all accounts, including the Price Funds. Pursuant to these policies, portfolio managers are generally prohibited from managing multiple strategies where they hold the same security long in one strategy and short in another, except in certain circumstances, including where an investment oversight committee has specifically reviewed and approved the holdings or strategy. Additionally, T. Rowe Price has implemented policies and procedures that it believes are reasonably designed to ensure the fair and equitable allocation of trades, both long and short, to minimize the impact of trading activity across client accounts. T. Rowe Price monitors short sales to determine whether its procedures are working as intended and that such short sale activity is not materially impacting our trade executions and long positions for other clients.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.